UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 6, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG and Lantiq dated November 6, 2009, announcing the closing of the sale of Infineon’s Wireline Communications business to Lantiq, an affiliate of the U.S. based investor Golden Gate Capital.

News Release/Presseinformation
Infineon completes the sale of Wireline business; Lantiq becomes a stand alone company
Neubiberg, Germany— November 6, 2009 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) and Lantiq today announced the closing of the sale of Infineon’s Wireline business to Lantiq, an affiliate of the U.S. based investor Golden Gate Capital.
“We are very pleased that we successfully finalized this transaction with Golden Gate Capital. I am glad to see our former WLC division well prepared and supported to take a leadership position in its core market. As Infineon, we actively assist a smooth transition process for our joint customers and partners from Infineon to Lantiq”, said Peter Bauer, CEO of Infineon Technologies. “This transaction is a positive example for our efforts to stronger focus our R&D investments in our lead business segments. Infineon will continue to drive its leading technological position in the three key sectors energy efficiency, communications and security.”
The new company, Lantiq, is a fabless semiconductor company with over 20 years of experience in Wireline communication and a strong technical foundation with over 800 patent families. Lantiq will continue to drive innovation for the Next-Generation Access and Home Networks.
“It is an exciting day and an important milestone for Lantiq. We are looking forward to developing our market presence further and serving our customers even better by enhancing our product portfolio”, said Christian Wolff, CEO of Lantiq. “Lantiq’s recently announced first acquisition in the Home Networking segment shows our focus and commitment to the wireline communication market.”
The sale of Infineon WLC to Golden Gate Capital was announced in July this year. The final purchase price will amount to approximately EUR 243 Million resulting from customary adjustments in the asset purchase agreement with Golden Gate Capital.
For the Trade Press: INFXX200911-007e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Kay Laudien Mitch Ahiers Chi Kang David Ong Hirotaka Shiroguchi EU/APAC/USA/CAN	+49 89 234 28481 +1 408 503 2791 +65 6876 3070 +81 3 5745 7340 +49 89 234 26655	kay.laudien@infineon.com mitch.ahiers@infineon.com david.ong@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

Infineon is expected to record a book gain of more than Euro 100 Million as a result of this transaction in the first quarter of its fiscal year ending September 30, 2010.
Lantiq is a market leader in the broadband access market and has approximately 900 employees around the globe. It is among the world’s Top 15 fabless semiconductor companies and fifth largest among the companies headquartered in Europe.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
About Lantiq
Lantiq offers a broad and innovative product portfolio for Next Generation Networks and the Digital Home. The company employs about 900 people in Europe, North America and the Asia Pacific region. Headquartered in Neubiberg, Germany, Lantiq specializes on broadband communications, encompassing analog, digital and mixed-signal ICs along with comprehensive software suites. Lantiq is a fabless company, and its semiconductor solutions are deployed by major carriers and in home networks in every region of the world.
Further information is available at www.Lantiq.com
For the Trade Press: INFXX200911-007e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Kay Laudien Mitch Ahiers Chi Kang David Ong Hirotaka Shiroguchi EU/APAC/USA/CAN	+49 89 234 28481 +1 408 503 2791 +65 6876 3070 +81 3 5745 7340 +49 89 234 26655	kay.laudien@infineon.com mitch.ahiers@infineon.com david.ong@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 6, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer